Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

22 August 2008

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b). Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Weekly Drilling Report Cobra -1A ST3: 22nd August 2008

Oil Search, the operator for PPL190, reports as at 0600 on 21st August 2008 that:

"Cobra -1A ST3 well was at total depth of 2,836 metres and an electric logging program was underway. Progress for the week was 70 metres.

Preliminary interpretation of the log data indicates the Hedinia sandstone interval intersected in Cobra -1A ST3 is similar to that in Cobra -1A ST2 and better quality and thicker to that in Cobra -1A and Cobra -1A ST1. Elevated gas readings up to C5 were encountered within the upper section of the Hedinia sandstone.

The forward plan is to complete the formation evaluation program to determine the fluid type within the interval where elevated gas readings have been recorded."

Cobra -1A ST3 is located in PPL 190 and lies 13 kilometres east of the SE Gobe oil field and 7 kilometres east of the Bilip oil discovery.

The participants in PPL 190 are:

Oil Search Limited (Operator)	62.556%
Murray Petroleum Company	26.497%
Cue PNG Oil Company	10.947%

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

22nd August 2008

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

START UP OF ROSE 3D SEISMIC SURVEY

Cue Energy Resources Ltd, as operator and 100% participant of permit WA-389-P in the Carnarvon Basin, advises that acquisition of the Rose 3D seismic survey commenced on 22 August, 2008.

The survey is located across adjoining areas of permits WA-388-P and WA-389-P and will comprise approximately 1414 sq km of 3D coverage. Of this approximately 350 sq km will be within WA-389-P. The seismic data will be acquired by Wavefield Inseis ASA with their vessel M/V Geowave Champion and is expected to take approximately 35 days to record. The Rose 3D is being operated by Oilex Ltd as operator of permit WA-388-P.

The 350 sq km of new data in WA-389-P will provide 3D coverage over a very prospective section of the permit, which is located 90 km north of the North Rankin Trend gas/condensate province. Current mapping on 2D seismic data has identified several structural leads with the potential to contain multiple TCF of gas in Triassic reservoirs. The 3D data will be used to mature these as possible drilling opportunities in 2009/2010.

The participant in WA-389-P is:
Cue Exploration Pty Ltd (Operator) 100%
(100% subsidiary of Cue Energy Resources Limited)

- Map attached

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

22nd August 2008

WA-388-P and WA-389-P Rose 3D Survey Location Map


WA-382-P
WA-383-P
Oilex Limited
Proposed 2008 Rose 3D Survey
1064 sq km (Full Fold)
WA-388-P
WA-389-P
WA-337-P
Cue Energy
Proposed 3D Survey
Approx. 350 sq km (Full Fold)
WA-359-P
WA-361-P
WA-360-P
0 5 10 15 20
KILOMETRES

END